SCHEDULE A
to the Investment Advisory Agreement

(as amended on December 5, 2013 to add Semper Short Duration Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Semper MBS Total Return Fund	0.45%
Semper Short Duration Fund	0.35%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	SEMPER CAPITAL MANAGEMENT, L.P.

By: /s/ Douglas G. Hess	By: /s/ Gregory A. Parson
Name: Douglas G. Hess	Name: Gregory A. Parsons
Title: President	Title: Chief Executive Officer